JSC Concern "KALINA"
Komsomolskaya str., 80
Yekaterinburg
Russia

Attn.: Branch of Filer Support of the Office of Fillings and Information Services
Fax: +1 202 942 9624

From: Dmitriy Argunov
Department: Corporate Finance Department

Accession number for this submission is 9999999996-04-023627

Tel. +7 343 262 26 85
Fax: +7 343 262 22 32
+7 343 365 83 00
Date: June 30, 2006

File number is 82-34847

FACSIMILE TRANSMISSION

Number of pages: 17

Dear Sirs!
Please find attached the following Information :

1) Material event "Information about the terms of fulfillment of obligation of the issuer to its securities' holders." Date – May 11, 2006.
2) Material event "Information about the dates of the issuer's register closing". Date: June 19, 2006.
3) Information about resolutions taken by the Issuer's Board of Directors –recommendation on dividend payment for the first half of the year 2006.. Date: June 19, 2006.
4) Information about resolutions taken by the Issuer's Board of Directors – date and agenda of the extraordinary general meeting of shareholders. Date: June 19, 2006.
5) Information about the issuer's acquisition of the participating interest in the charter (share) capital (share fund) of other commercial organization which is not less than 5 percent or amount of ordinary shares of other joint-stock company in the amount of no less than 5 percent as well as about changes of such interest in the amount divisible by 5 percent. Date: May 12, 2006.
6) Information about the issuer's acquisition of the participating interest in the charter (share) capital (share fund) of other commercial organization which is not less than 5 percent or amount of ordinary shares of other joint-stock company in the amount of no less than 5 percent as well as about changes of such interest in the amount divisible by 5 percent. Date: May 29, 2006
7) JSC Concern "KALINA" announced 1 quarter 2006 financial results according to Russian Accounting Standards.
8) List of affiliated persons JSC Concern "KALINA" for the first quarter 2006.

Information presented is to be disclosed in compliance with the legislation of the Russian Federation.

Head of Corporate Finance Department
OJSC Concern "KALINA"
Dmitriy Argunov

8/29

JOINT STOCK COMPANY
CONCERN "KALINA"

JSC Concern "KALINA"
620138, Russia, Ekaterinburg,
Komsomolskaya Street 80
TIN 6608000083,
settlement account 40702810100000014078,
JSC «Uralvneshtorgbank»,
BIK 046577780 ,
OKPO 00333859,
OKONH18131,
Corporate finance +7 343 262-26-85

June 30, 2006
№.................... на №.........................

United States
Securities and Exchange Commission
Office of Filings and Information Services
450 Fifth Street, N.W.
Washington, D.C. 20549

File number 82-34847

Dear Sirs!

Please find attached the following Information :

1) Material event "Information about the terms of fulfillment of obligation of the issuer to its securities' holders." Date – May 11, 2006.
2) Material event "Information about the dates of the issuer's register closing". Date: June 19, 2006.
3) Information about resolutions taken by the Issuer's Board of Directors –recommendation on dividend payment for the first half of the year 2006.. Date: June 19, 2006.
4) Information about resolutions taken by the Issuer's Board of Directors – date and agenda of the extraordinary general meeting of shareholders. Date: June 19, 2006.
5) Information about the issuer's acquisition of the participating interest in the charter (share) capital (share fund) of other commercial organization which is not less than 5 percent or amount of ordinary shares of other joint-stock company in the amount of no less than 5 percent as well as about changes of such interest in the amount divisible by 5 percent. Date: May 12, 2006.
6) Information about the issuer's acquisition of the participating interest in the charter (share) capital (share fund) of other commercial organization which is not less than 5 percent or amount of ordinary shares of other joint-stock company in the amount of no less than 5 percent as well as about changes of such interest in the amount divisible by 5 percent. Date: May 29, 2006
7) JSC Concern "KALINA" announced 1 quarter 2006 financial results according to Russian Accounting Standards.
8) List of affiliated persons JSC Concern "KALINA" for the first quarter 2006.

Information presented is to be disclosed in compliance with the legislation of the Russian Federation.

Head of Corporate Finance Department
OJSC Concern "KALINA"
Dmitriy Argunov
Tel. +7 343 262 26 85
Fax +7 343 262 22 32

Information about decisions taken by the Board of Directors (Supervisory Board).

Full company's name of the issuer and its organizational legal form – **Open Joint Stock Company Concern "KALINA".**

Place of location of the issuer – **80, Komsomolskaya st. Ekaterinburg, 620138, Russia**

The main state registration number of the issuer: ***1026605387665***.

Identification number of the tax-payer, assigned to the issuer by the fiscal organ – ***6608000083***

Unique code of the issuer assigned by a registering organ: ***30306-D***

Web site, used by the issuer for publishing information about material events: ***www.kalina.org***

Date of the meeting of the Board of Directors (Supervisory Board) of the issuer, at which the given decision was taken: ***7 June, 2006***

Date of making up and number of the Minutes of the Board's meeting of the issuer, at which the given decision was taken: ***MINUTES No. 1 of the Board of Directors meeting JSC Concern "KALINA". Date of the minutes making is 19 June, 2006***

The essence of the taken by the Board of Directors (Supervisory Board) of the issuer decision.

To recommend to the Extraordinary General Meeting approving dividends for the first half year of 2006 at the amount of 9 (nine) rubles and 24 (twenty four) kopecks per one common share. To recommend to the Extraordinary General meeting of shareholders approving dividend payment in cash within 30 calendar days from the date of approval at the meeting.

Chief Executive Officer
OJSC Concern "KALINA"

__________ Goryayev T.R.
signature

19 June, 2006

Information about decisions made by the Issuer's Board of Directors (Supervisory Board)

Full trade name of the issuer (non non-profit organization – the name) with the form of organization: ***Open Joint-Stock Company Concern "KALINA"***
Place of the issuer's location: ***80, Komsomolskaya St., Yekaterinburg, 620138, Russia.***
Identification number of the taxpayer, given to the issuer by the fiscal organ: ***6608000083.***
Main state registration number of the issuer: ***1026605387665***
Unique code of the issuer given by a registering organ: ***30306-D.***
Web site used by the issuer for providing information about important facts: ***www.kalina.org.***
Date of the meeting held by the Issuer's Board of Directors (Supervisory Board) at which the corresponding decision was made: ***June 7, 2006***
Date of making up the minutes of the meeting of the Issuer's Board of Directors (Supervisory Board), on which the corresponding decision was made: ***Minutes No. 1 of the Board of Directors meeting of OJSC Concern "KALINA", the date of the Minutes making up is June 19, 2006***

Essence of decision made by the Issuer's Board of Directors (Supervisory Board):

1. To hold the extraordinary general shareholders' meeting on August 11, 2006 at 10-00 a.m. local time in a form of joint attendance. Registration starts at 9-10 a.m. Place of the meeting: OJSC Concern "KALINA" at 80, Komsomolskaya St., Yekaterinburg. Postal address: 80, Komsomolskaya St., Yekaterinburg, Russian Federation, 620138
2. To adopt the following agenda:

1. ***Dividend payment according to the results of the first half of the year 2006. Approval of it's sum, way and terms of payment.***
2. ***Approval of the Charter JSC Concern "KALINA" in a new edition.***
3. ***Approval of the By-Law "On General meeting of shareholders JSC Concern "KALINA" in a new edition.***

Chief Executive Officer of
OJSC Concern "KALINA"

T.R. Goryayev

Signature

Date: "19" June, 2006

L.S.

Information about issuer's acquisition of the participating interest in the charter (share) capital (share fund) of other commercial organization which is not less than 5 percent or amount of ordinary shares of other joint-stock company in the amount not less than 5 percent as well as about changes of such an interest in the amount divisible by 5 percent.

Full trade name of the issuer with form of organization: ***Open Joint-Stock Company Concern "KALINA"***
Place of the issuer's location: ***80, Komsomolskaya St., Yekaterinburg, 620138, Russia***
Issuer's main state registers number: ***1026605387665***
Identification number of the taxpayer, given to the issuer by the fiscal organ: ***6608000083***
Unique code of the issuer given by a registration organ: ***30306-D***
Web site used by the issuer for providing information about important facts: ***www.kalina.org***

Full trade name of the commercial organization participating interest in the charter (share) capital (share fund) (ordinary shares) of which the issuer acquired or in which the said interest of the issuer changed: ***Dr. Scheller Cosmetics AG***

Place of the commercial organization location, participating interest in the charter (share) capital (fund share fund) (ordinary shares) which the issuer acquired or in which the said issuer's interest changed: ***Schillerstrasse 21-27, Eislingen, D-73054, Deutschland***

The issuer's participating interest in the charter (share) capital (share fund) of the said organization before changes: ***66,25%***

The issuer's participating interest in the charter (share) capital (share fund) of the said organization after changes: ***73,24%***

Date when the issuer's participating share in the charter (share) capital (share fund) of the said organization changed: ***May 29, 2006***

Chief executive Officer of
OJSC Concern "KALINA"

Goryayev T.R.

____
Signature

Date "29" May 2006

L.S.

Information about issuer's acquisition of the participating interest in the charter (share) capital (share fund) of other commercial organization which is not less than 5 percent or amount of ordinary shares of other joint-stock company in the amount not less than 5 percent as well as about changes of such an interest in the amount divisible by 5 percent.

Full trade name of the issuer with form of organization: ***Open Joint-Stock Company Concern "KALINA"***
Place of the issuer's location: ***80, Komsomolskaya St., Yekaterinburg, 620138, Russia***
Issuer's main state registers number: ***1026605387665***
Identification number of the taxpayer, given to the issuer by the fiscal organ: ***6608000083***
Unique code of the issuer given by a registration organ: ***30306-D***
Web site used by the issuer for providing information about important facts: ***www.kalina.org***

Full trade name of the commercial organization participating interest in the charter (share) capital (share fund) (ordinary shares) of which the issuer acquired or in which the said interest of the issuer changed: ***Dr. Scheller Cosmetics AG***

Place of the commercial organization location, participating interest in the charter (share) capital (fund share fund) (ordinary shares) which the issuer acquired or in which the said issuer's interest changed: ***Schillerstrasse 21-27, Eislingen, D-73054, Deutschland***

The issuer's participating interest in the charter (share) capital (share fund) of the said organization before changes: ***58,396%***

The issuer's participating interest in the charter (share) capital (share fund) of the said organization after changes: ***66,25%***

Date when the issuer's participating share in the charter (share) capital (share fund) of the said organization changed: ***May 12, 2006***

Chief executive Officer of
OJSC Concern "KALINA"

Goryayev T.R.

____
Signature

Date "12" May 2006

L.S.

Notification of the material event- “information about the terms of fulfillment of obligation of the issuer to securities’ owners.

Full company’s name of the issuer and it’s organizational legal form – ***Open Joint Stock Company Concern “KALINA”***
Main state registration number of the issuer -***1026605387665***
Place of location of the issuer – ***80, Komsomolskaya st. Yekaterinburg, 620138, Russia***
Identification number of the tax-payer, assigned to the issuer by the fiscal organ – ***6608000083***
Unique code of the issuer assigned by a registering organ - ***30306D***
Code of the material event – ***0930306D11052006***
Internet-site address, used by the issuer for publishing information about material events –***www.kalina.org***
Names of periodicals used by the issuer to publish the information about the material fact: ***“Appendix to Vestnik of the Federal Committee on securities”, the newspaper “Zhizn”***
Type, category, series, and other identification signs of securities: ***non-documentary ordinary shares (further- Shares)***
State registration number of securities: ***1-05-30306-D***
Date of the state registration of the issue: ***October, 21, 2003***
Registration institution: ***the Federal Committee for Securities market***
The essence of the obligation: ***dividend payment***
The total amount of the dividend payment accrued to the ordinary shares of the issuer: ***119 953 425, 30(one hundred and nineteen million nine hundred fifty three thousands four hundred and twenty five roubles thirty kopecks)***
Date when the obligation of the issuer to pay securities’ proceeds should be discharged: ***May 8, 2006***
The total amount of dividends paid: ***119 336 902, 86 (one hundred and nineteen million three hundred thirty six thousand nine hundred and two roubles eighty six kopecks)***
The fact of discharging the obligation or failing to do that: ***Obligation has not been fulfilled in full***
In case of non-fulfillment of the issuer’s obligation – the reason for the non-fulfillment of payment or any other obligation to be done in cash, the amount of this obligation which has not been paid - ***616 522,44 (six hundred sixteen thousand five hundred and twenty two roubles forty four kopecks)have not been paid to individual shareholders who chose the dividend receiving in cash in the registration form of the shareholder and did not come to receive it***
The whole amount of the uncollected dividend payment has been deposited.

Chief Executive Officer
JSC Concern”KALINA” _______________ Goryayev Timur

Date May 11, 2006
Seal

NOTIFICATION OF MATERIAL EVENT "INFORMATION ABOUT THE DATES OF THE ISSUER'S REGISTER CLOSING"

Full trade name of the issuer with form of organization: ***Open Joint-Stock Company Concern "KALINA"***
Place of the issuer's location: ***80, Komsomolskaya St., Yekaterinburg, 620138, Russia.***
Identification number of the taxpayer, given to the issuer by the fiscal organ: ***6608000083***.
Issuer's main state registers number: ***1026605387665***.
Unique code of the issuer given by a registering organ: ***30306-D***.
Code of the important fact: ***0830306D19062006***
Web site used by the issuer for providing information about important facts: ***www.kalina.org***.
Names of printed periodicals used by the issuer for providing information about important facts: ***"Prilozhenie to Vestnic FKZB Rossii", "Zhizn" newspaper.***
Kind, category (type) series and other identification features of the securities: ***ordinary registered non-documentary shares (hereinafter "the shares")***
Date of the state registration: ***October 21, 2003***
Name of the registration body: ***Federal Commission for Securities Market***
State registration number of the securities issue: ***1-05-30306-D***
Purpose for making the list of holders of the personal non-documentary shares: ***The list of persons with the right to participate in the Extraordinary General meeting of shareholders***
Date as of which the list of holders of the personal non-documentary shares is made up: ***June 22, 2006***
Date of making up the minutes of the meeting of the issuer's authorized body, on which the decision about the date of making up the list of holders of personal non-documentary shares was taken: ***Minutes No.1 of the Board of Directors meeting JSC Concern 'KALINA'. The date of making up the minutes is June 19, 2006***

Chief Executive Officer
JSC Concern "KALINA"

Timur Goryayev

Signature

Seal

Date: June 19, 2006

LIST OF AFFILIATED PERSONS

OPEN JOINT STOCK COMPANY CONCERN "KALINA"

Code of the issuer: | 3 | 0 | 3 | 0 | 6 | – | D |

As of 01.04.2006

Location of the issuer: 620138 Ekaterinburg,

Komsomolskaya, House 80

Information in the present List of affiliated persons shall be disclosed in conformity with the Russian laws on the securities

Internet web-site, **WWW.KALINA.ORG**
Where information from this list
of affiliated persons is disclosed

Chief Executive Officer ____________ **T.R. Goryayev**
signature
Seal

Date "12" May 2006

Issuer codes	
ITN	*6608000083*
SRN	*1026605387665*

I. Affiliated persons as of 01.04.2006

№	Full company name (name for noncommercial organizations) or surname, name, patronymic of the affiliated person	Location of the legal entity or residence of the individual (indicated only with the individual's permission)	Ground(grounds) for a person to be considered affiliated	Date of ground (grounds) beginning	Interest share of the affiliated person in the charter capital of the joint stock company, %	Ordinary shares of the joint stock company belonging to the affiliated person, %
1	*2*	*3*	*4*	*5*	*6*	*7*
1	*Johan Grietsen Hendrik Vreeman*	*HA, Aerdenhout, Leeuwerkenlaan*	*The person is a member of the Board of Directors (Supervisory Board)of the joint stock company*	*10.08.2004*	-	-
2	*Geller, Nikolai Arkadievich*	*Ekaterinburg*	*The person is a member of the Board of Directors (Supervisory Board)of the joint stock company*	*10.08.2004*	*0,46%*	*0.46%*
3	*Gorayev, Timur Rafkatovich*	*Ekaterinburg*	*1) The person is a member of the Board of Directors (Supervisory Board)of the joint stock company* *2) the person acts as a sole executive body of the joint-stock company.* *3) the person has the right to deal with more than 20 percent of the Company's voting shares*	*1) 10.08.2004* *2) 19.04.2004* *3) 10.02.1999*	*30,0031%*	*30,0031%*
4	*Petrov, Alexander Yurievich*	*Ekaterinburg*	*The person is a member of the Board of Directors (Supervisory Board)of the joint stock company*	*10.08.2004*	*0,38%*	*0,38%*

5	*Reinhold Schlensok*	*Germany, Kirchheim*	*The person is a member of the Board of Directors (Supervisory Board)of the joint stock company*	*10.08.2004*	-	-
6	*Christophe Clave*	*Lausanne, Switzerland*	*The person is a member of the Board of Directors (Supervisory Board)of the joint stock company*	*12.01.2006*	*0,031%*	*0,031%*
7	*Mark Alan Bush*	*Ekaterinburg*	*The person is a member of the Board of Directors (Supervisory Board)of the joint stock company*	*20.04.2005*	-	-
8	*Kalina Overseas Holding B.V.*	*Strawinskylaan 3105, 1077ZX Amsterdam, the Netherlands*	*The joint-stock company has the right to deal with more than 20 percent of the total amount of votes in shares (investments, shares), being a charter (collected) capital of this person*	*8.05.2002*	-	-
9	*Subsidiary company "Pallada Vostok"*	*the Republic of Uzbekistan, 702400, Tashkent oblast, the town of Almalyk, Primkulova St., 6 6*	*The joint-stock company has the right to deal with more than 20 percent of the total amount of votes in shares (investments, shares), being a charter (collected) capital of this person*	*16.02.2002*	-	-
10	*The subsidiary company "Pallada Ukraine"*	*254073, Ukraine, Kiev, M.Vovchok St., 18a*	*The joint-stock company has the right to deal with more than 20 percent of the total amount of votes in shares (investments, shares), being a charter (collected) capital of this person*	*14.08.2000*	-	-
11	*Limited liability company "Zavod NOVOPLAST"*	*Russian Federation, 620138, Yekaterinburg, Komsomolskaya St., 80*	*The joint-stock company has the right to deal with more than 20 percent of the total amount of votes in shares (investments, shares), being a charter (collected) capital of this person*	*25.10.2002*	-	-
12	*Dr. Scheller Cosmetics AG*	*Schillerstrasse 21-27, Eislingen, D-73054, Deutschland*	*The joint-stock company has the right to deal with more than 20 percent of the total amount of votes in shares (investments, shares), being a charter*	*23.03.2005*	-	-

			(collected) capital of this person			
13	*Kalina International SA*	*Avenue deL'Avant Poste , CH-1005 Lausanne, Switzerland*	*The joint-stock company has the right to deal with more than 20 percent of the total amount of votes in shares (investments, shares), being a charter (collected) capital of this person*	*04.11.2005*	-	-

II. Changes in the list of affiliated persons within the period

from 01.01.2006 until 01.04.2006

№ п/п	Change	Date of change coming into force	Date of changing the list of affiliated persons
1	*The note on Mr. Casper Heijsteeg was removed due to the termination of the ground for being considered affiliated*	*12.01.2006*	*12.05.2006*
2	*Note on Mr. Christophe Clave was inserted*	*12.01.2006*	*12.05.2006*
3	*Note on the subsidiary Kalina International SA was inserted*	*04.11.2005*	*12.05.2006*

Notes about affiliated persons before changes:

1	*2*	*3*	*4*	*5*	*6*	*7*
1	*Casper Heijsteeg*	*Moscow*	*The person is a member of the Board of Directors (Supervisory Board)of the joint stock company*	*10.08.2004*	-	-
2	*No notes*					
3	*No notes*					

Notes about affiliated persons after changes:

1	*2*	*3*	*4*	*5*	*6*	*7*
1	*No notes*					
2	*Christophe Clave*	*Lausanne*	*The person is a member of the Board of Directors (Supervisory Board)of the joint stock company*	*12.01.2006*	*0,031%*	*0,031%*

3	***Kalina International SA***	***Avenue deL'Avant Poste , CH-1005 Lausanne, Switzerland***	***The joint-stock company has the right to deal with more than 20 percent of the total amount of votes in shares (investments, shares), being a charter (collected) capital of this person***	***04.11.2005***	-	-

APPROVED
by the Board of Directors of Open Joint-Stock Company Concern "KALINA"
Minutes No. 31 dd. May 12, 2006

QUARTERLY REPORT

Open Joint-Stock Company Concern "KALINA"

Issuer's code | 3 | 0 | 3 | 0 | 6 | – | D |

for the 1st quarter of year 2006

Location of the Issuer: 80, Komsomolskaya St., Yekaterinburg, 620138

Information in the present quarterly report shall be disclosed in conformity with the Russian laws on the securities

Chief Executive Officer **Date: May 12, 2006**	**______ T.R. Goryayev** **Signature**
Issuer's chief accountant **Date: May 12, 2006**	**_______ T.G. Babina** **Signature** L.S.

Contact person: **Dmitry A. Argunov, head of the corporate finance department**

Phone: +7 **(343) 262 26 85**

Fax: +7 **(343) 262 22 32**

E-mail: D.Argunov@kalina.org

Web-site: **WWW.KALINA.ORG**
where the information of the present quarterly report is disclosed

BALANCE SHEET

as of **01/04/2006**
Organisation: **Open Joint stock company CONCERN "KALINA"**
Industry: **manufacturing**
Type of juridical status: **joint stock company**
Unit of measure: **thousand roubles**

ASSETS	Code of line	As at the beginning of the accounting period	As at the end of the accounting period
1	2	3	4
I. Fixed ASSETS			
Intangible assets	110	23208	22978
Fixed assets	120	1041823	1053426
Work- in- progress	130	188255	178444
Investments in tangible assets	135	0	0
Long term investments	140	766875	769009
tax assets deferred	145	50725	50725
Other fixed assets	150	0	0
	151	0	0
Total section I	190	*2070886*	*2074582*
II. CURRENT ASSETS			
Inventories	210	2076365	1746263
including			
raw materials, materials and other similar assets (10,15,16)	211	876603	700763
Animals in breeding and fattening	212	0	0
unfinished production expenses	213	34206	27601
finished products and goods for resale	214	1132037	984580
shipped goods	215	0	0
future periods expenses (31)	216	33519	33319
Other reserves and costs	217	0	0
	218	0	0
Acquired values Value Added Tax (19)	220	485500	408007
Notes receivable (period of payment exceeds 12 months after accounting date)	230	0	0
including			
buyers and customers	231	0	0
Notes receivable (payments are expected within 12 month after accounting date)	240	1276121	1629328
including			
buyers and customers	241	1080609	1038445
Short term investments (56,58,82)	250	0	0
Cash assets:	260	162383	85192
Other current assets	270	78173	66324
	271	0	0
Total section II	290	*4383624*	*4047831*
BALANCE (sum of lines 190+290+390)	300	**6454510**	**6122413**

EQUITY AND LIABILITIES	Code of line	As at the beginning of the accounting period	As at the end of the accounting period

1	2	3	4
III.. TOTAL CAPITAL AND RESERVS			
Total equity	410	682662	682662
Shares redeemed from shareholders	411	0	0
Paid-in capital	420	841625	841625
Reserve assets	430	109382	109382
including			
reserve funds, created in accordance with Russian Legislation	431	0	0
reserves, created in accordance with constituent documents	432	109382	109382
	433	0	0
Retained earnings	470	2518049	2749296
Total section III	490	*4151718*	*4382965*
IV. LONG TERM LIABILITIES			
Loans and credits	510	443559	356535
Taxes deferred	515	30712	47887
Other long term liabilities	520	0	0
	521	0	0
Total section V	590	*474271*	*404422*
V. SHORT TERM LIABILITIES			
Loans and credits	610	855000	735000
Notes payable	620	971625	598136
including			
suppliers and contractors	621	862916	440952
wages and salaries	622	79335	36066
state off-budget funds liabilities	623	7014	7530
dues and taxes	624	13723	104834
other creditors	625	8637	8754
Dividends paid	630	1842	1842
Future periods incomes	640	54	48
Forthcoming expenses and payments reserves	650	0	0
Other short term liabilities	660	0	0
Total section V	690	*1828521*	*1335026*
BALANCE	700	**6454510**	**6122413**
Note on assets on ex-balance accounts			
rented fixes assets	910	21857	11827
including leasing	911	21857	11827
written off liabilities of insolvent debtors	940	32708	33165
liability securities received	950	9191	9191
liability securities paid	960	0	0
depreciation of housing facilities	970	64	66
depreciation of the objects of external, improvement and other similar objects	980	0	0
Intangible assets got in use	990	0	0
	1000	0	0

INCOME STATEMENT

Accounting period: **1 quarter 2006**
Organisation: **Joint stock company CONCERN "KALINA"**
Industry: **manufacturing**
Type of juridical status: **joint stock company**
Unit of measure: **thousand roubles**

Showing	Code of line	For the accounting period	For the similar period of the previous year
1	2	3	4
I. Revenues and expenses from ordinary activities			
Total revenue (net) from sales of products, works and services (less VAT, excises and other similar compulsory payments)	010	1924807	1649097
	011	-	-
Cost of goods sold	020	(992764)	(796265)
	021	-	-
Gross margin	029	*932043*	*852832*
Selling expenses	030	(290167)	(277190)
Administrative expenses	040	480766	(155358)
Profit (loss) from sales (lines(010 – 020 - 030 - 040))	050	*671717*	*420284*
Other revenues and expenses			
Interest receivable	060	949	4122
Interest payable	070	(38686)	(12697)
Profit from sharing in other organizations	080	-	-
Other operational gains	090	3713	6665
	091	-	-
Other operational expenses	100	(50911)	(35785)
	110	-	-
Non operational gains	120	35462	35176
	121	-	-
Non operational expenses	130	(110282)	(107140)
	131	-	-
Profit (loss) before tax	140	**321011**	**310625**
tax assets deferred	141	-	-
tax liabilities deferred	142	17175	6351
current Income tax	150	(89764)	(82405)
mandatory payments	180	(10464)	(3023)
Net income (retained profit (loss) of the accounting period)	190	**214072**	**234571**
Reference Constant tax assets	200	12721	1504
Basic income (loss) per share	201	0	0
Watered income (loss) per share	202	0	0

Notes on some incomes and losses

Showing	Code of line	For the accounting period		For the similar period of the previous year	
		profit	loss	profit	loss
1	2	3	4	5	6
Fines, penalties	210	166	440	3 111	174
Profit (loss) of previous periods	220	6167	40551	9555	43594
Recovery of damages caused by non-execution or improper execution of liabilities	230	0	0	0	0
Currency difference	340	27025	8142	23737	62115
Deduction to evaluation reserves	250	X	0	X	0
Writing off notes payable and notes receivable which limitation of action is terminated	260	0	8	0	0
	270	0	0	0	0

Chief Executive Officer
JSC Concern "KALINA" — Goryayev Timur Rafkatovich

Chief Accountant — Babina Tatiana Gennadievna

April 28, 2006